UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

12 December 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

PBF Energy Inc.

File No. 333-177933 -- CF# 27625

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PBF Energy Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on November 14, 2011, as amended on February 22, 2012, May 14, 2012, and September 17, 2012.

Based on representations by PBF Energy Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through March 31, 2013
Exhibit 10.2	through March 31, 2013
Exhibit 10.3	through April 30, 2017
Exhibit 10.4	through February 28, 2014
Exhibit 10.5	through June 30, 2013
Exhibit 10.6	through June 30, 2013
Exhibit 10.7	through June 30, 2013
Exhibit 10.8	through December 31, 2015
Exhibit 10.9	through March 31, 2013
Exhibit 10.9.1	through July 31, 2013
Exhibit 10.23	through June 30, 2013
Exhibit 10.24	through June 30, 2013
Exhibit 10.25	through June 30, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy S. Levenberg
Special Counsel